FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of March 2005


                     NORDIC AMERICAN TANKER SHIPPING LIMITED
                 (Translation of registrant's name into English)

                                  Canons Court
                               22 Victoria Street
                                 Hamilton HM 12
                                     Bermuda
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F [X]     Form 40-F [_]

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes [_]     No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

     The Company was a "Passive Foreign Investment Company" during 2004. Set forth herein is a copy of a letter from the Company dated March 17, 2005, containing certain information relating to the Company's status as a "Passive Foreign Investment Company" for those shareholders who elect to treat the Company as a "qualifying electing fund" or "QEF" for United States income tax purposes.



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                                Nordic American
                            Tanker Shipping Limited


                                                                  March 17, 2005


TO:    The Shareholders of Nordic
       American Tanker Shipping Limited
       That Are United States Taxpayers


          As you are aware, Nordic American Tanker Shipping Limited ("Nordic American") was a "Passive Foreign Investment Company" ("PFIC") for United States federal income tax purposes during 2004. The following is a PFIC annual information statement for the taxable year of Nordic American beginning on January 1, 2004 and ending on December 31, 2004. This statement is being provided so that you may report your pro rata share of Nordic American's income in the event that you have elected to treat Nordic American as a "qualified electing fund" ("QEF") under the applicable provisions of the United States Internal Revenue Code.

          You should keep this statement in your records but do not need to attach this statement to your IRS Form 8621, "Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund". In order to assist you in completing Form 8621, the address of Nordic American is: Canon's Court, 22 Victoria Street, Hamilton HM 12, Bermuda.

                        PFIC Annual Information Statement

1. This Information Statement applies to the taxable year of Nordic American Tanker Shipping Limited ("Nordic American") beginning on January 1, 2004 and ending on December 31, 2004 (the "Taxable Year").

2. (i) Your pro rata share of the ordinary earnings of Nordic American for the Taxable Year may be determined as follows:

          (a) If you owned the same number of Nordic American shares from January 1, 2004 through December 31, 2004, multiply the number of such Nordic American shares by $3.778180.

          (b) If you did not own Nordic American shares for the entire period beginning January 1, 2004 and ending December 31, 2004, (1) multiply the number of shares that you owned during the period beginning on January 1, 2004 and ending on October 27, 2004 by $0.010629, and multiply the result by the number of days during the period beginning on January 1, 2004 and ending on October 27, 2004 that you held such shares; (2) multiply the number of shares that you owned during the period beginning on October 28, 2004 and ending on November 22, 2004 by $0.010421, and multiply the result by the number of days during the period beginning on October 28, 2004 and ending on November 22, 2004 that you held such shares; (3) multiply the number of shares that you owned during the period beginning on November 23, 2004 and ending on December 31, 2004 by $0.007895, and multiply the result by the number of days during the period beginning on November 23, 2004 and ending on December 31, 2004 that you held such shares, and
               (4) add the results obtained in (1), (2) and (3) above.(1)

          (c) If you owned different numbers of Nordic American shares at different times during 2004, perform the calculation specified in
               (b) above separately for each lot of shares owned.

     (ii) Your pro rata share of the net capital gain of Nordic American for the Taxable Year is zero.

3. The amount of cash and the fair market value of other property distributed or deemed distributed by Nordic American during the Taxable Year is as follows:

               Cash:  See note(2)

               Fair Market Value of Property:  0

4. Nordic American will permit you to inspect and copy Nordic American's permanent books of account, records, and such other documents as may be maintained by Nordic American to establish that Nordic American's ordinary earnings and net capital gain are computed in accordance with U.S. income tax principles and to verify these amounts and your pro rata shares thereof.

                                              NORDIC AMERICAN TANKER
                                              SHIPPING LIMITED

Date:  March 17, 2005                         By: /s/ Herbjorn Hansson
       --------------                         -------------------------
                                              Name:    Herbjorn Hansson
                                              Title:   Chairman

THIS INFORMATION IS PROVIDED IN ORDER TO ASSIST THOSE SHAREHOLDERS WHO HAVE MADE A QEF ELECTION WITH RESPECT TO NORDIC AMERICAN IN MAKING CERTAIN PFIC CALCULATIONS AND DOES NOT CONSTITUTE TAX ADVICE. THOSE SHAREHOLDERS ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE OVERALL TAX CONSEQUENCES OF THE OWNERSHIP OF COMMON SHARES ARISING IN THEIR OWN PARTICULAR SITUATIONS UNDER UNITED STATES FEDERAL, STATE, LOCAL OR FOREIGN LAW.

----------
1 For example, if you acquired 100 shares on July 1, 2004 and held them throughout the remainder of 2004, your pro rata share of Nordic American's ordinary earnings would be $184.37 (i.e., 100 x $0.010629 x 119, plus 100 x $0.010421 x 26, plus 100 x $0.007895 x 39).

2 On February 16, 2004, Nordic American made a distribution of $1.15 per share to shareholders of record on January 27, 2004. On May 17, 2004, Nordic American made a distribution of $1.70 per share to shareholders of record on April 29, 2004. On August 17, 2004, Nordic American made a distribution of $0.88 per share to shareholders of record on July 29, 2004. On November 19, 2004, Nordic American made a distribution of $1.11 per share to shareholders of record on October 29, 2004. The total amount of the distributions exceeded the sum of Nordic American's earnings and profits for the Taxable Year and Nordic American's earnings and profits accumulated in prior years. Accordingly, 80.01% of each distribution is a dividend, and 19.99% of each distribution is a return of capital.


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                                   SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                     NORDIC AMERICAN TANKER SHIPPING LIMITED
                                  (registrant)



Dated:  March 17, 2005                        By: /s/ Herbjorn Hansson
                                              -------------------------------
                                                      Herbjorn Hansson
                                                      President and
                                                      Chief Executive Officer










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